Exhibit 19.1

INSIDER TRADING POLICY
(Effective as of August 16, 2024)

I.    INTRODUCTION
U.S. federal and state laws and Regulation (EU) No 596/2014 (the “EU Market Abuse Regulation” or “MAR”) prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public (as defined under the U.S. securities laws) and/or inside information (as defined under MAR). These laws also prohibit persons with such information from disclosing it to others who trade securities on that information.
In light of these prohibitions, Coty Inc. (together with its subsidiaries, the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by its directors, officers, employees and consultants.
You are responsible for not violating federal or state securities laws or this Policy. We designed this Policy to promote compliance with the MAR and the U.S. federal and state securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.
If you violate MAR and the U.S. federal insider trading laws, you may have to pay civil fines of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, the Company could be subject to a civil fine of up to the greater of $1.425 million subject to adjustment for inflation, and three times the profit gained or loss avoided as a result of your insider trading violations, as well as a criminal fine of up to $25 million.
The Securities and Exchange Commission (“SEC”), New York Stock Exchange (“NYSE”), the Autorité des Marchés Financiers (the “AMF”), the U.S. Department of Justice and state regulators are very effective at detecting and pursuing insider trading cases. The AMF and the SEC each have successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.
If you have any questions, please contact the Legal Department.

II.    DEFINITIONS
A.    What is “Material Nonpublic Information” under U.S. Securities Laws?
1.Material Information
Material information generally means information that there is a likelihood a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include:
•earnings, revenue, or similar financial information;
•unexpected financial results;
•unpublished financial reports or projections;
•extraordinary borrowing or liquidity problems;
•changes in control;
•changes in directors, senior management or auditors;
•information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;
•changes in dividend policies or the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;
•material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;
•information about major contracts, including potential or new license agreements, or the cancellation or threatened cancellation of a license agreement;
•gain or loss of a significant customer or supplier;
•information about major product launches;
•significant new product developments or innovations or significant advances in product development or price changes on major products;
•significant marketing changes;
•the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shut-down;
•network security breaches, service interruptions, data corruption or other cybersecurity incidents;
•labor negotiations;
•product recalls;

•major environmental incidents;
•bankruptcy or liquidity concerns or developments; and
•institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings.
U.S. Federal, state and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the Legal Department.
2.Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:
▪it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, a filing with the SEC or a widely disseminated statement from a senior officer); and
▪enough time has elapsed to permit the investment market to absorb and evaluate the information. You should generally consider information to be nonpublic until one full trading day has elapsed following public disclosure. For example, if the Company discloses Material Nonpublic Information before the market opens on a Monday or while the market is open on a Monday, you may not trade until Tuesday (one full trading day after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release. If, however, the Company discloses Material Nonpublic Information after the market closes on such Monday, you may not trade until Wednesday (one full trading day after the Company’s release), so long as you do not have any additional Material Nonpublic Information after such release.
B.    What is Inside Information under MAR?
Inside information under MAR is information of a precise nature, which has not been made public, relating, directly or indirectly, to the Company or to one or more financial instruments of the Company, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments.
1.Precise Nature
Information is of a “precise nature” if it indicates circumstances which exist or are expected to come into existence, or an event that has occurred or is expected to occur, where a conclusion can be drawn about the possible effect of those circumstances or events on the prices of the Company’s financial instruments.
2.Protracted Process
In the case of a protracted process that is intended to bring about, or that results in a particular circumstances or event (e.g., an M&A transaction), the intermediate steps of that process may be deemed to be inside information if they satisfy the criteria described above.

3.Likely to have a significant effect
Information which, if it were made public, would be likely to have a significant effect on the prices of financial instruments, shall mean information a reasonable investor would be likely to use as part of the basis of his or her investment decisions.
C.    Trading / Transactions
For purposes of this Policy, references to “trading” and “transactions” include, among other things:
•purchases and sales of Company securities in public markets;
•sales of Company securities obtained through the exercise of employee stock options granted by the Company (for example, through a broker- assisted cashless exercise, which involves the broker selling some or all shares underlying the stock option on the open market);
•making gifts of Company securities (including charitable donations); or
•using Company securities to secure a loan.
References to “trading” and “transactions” do not include:
•exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (“net exercise” is the use of shares underlying a stock option to pay the exercise price of the stock option and/or withhold tax obligations);
•vesting of Company stock options, restricted stock or restricted stock units or other securities;
•withholding of shares by the Company to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units; or
•gifts of Coty securities to immediate family members or entities controlled or managed by you.
You may freely exercise your stock options if no shares are to be sold, engage in “net exercises” and have the Company withhold shares to satisfy your tax obligations without violating this Policy.
III.    PERSONS SUBJECT TO THIS POLICY
The policies and procedures in Sections IV(A), (B), and (C) apply to all directors, officers, employees and consultants. These policies and procedures also apply to anyone that lives in your household (other than household employees), corporations or other business entities controlled or managed by you, and trusts for which you are the trustee or have a beneficial pecuniary interest. The AMF, the SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

In addition, certain aspects of this Policy shall only apply to persons that have been designated as primary insiders by the Company (in such context, each shall be referred to as a “Primary Insider”), as well as their Closely Associated Persons (as defined herein). The Chief Financial Officer or the Legal Counsel shall notify all persons defined as Primary Insiders.
Furthermore, under MAR, the term “Closely Associated Person” as used herein includes (a) a spouse or a partner considered to be equivalent to a spouse, (b) a dependent child, (c) a relative who has shared same household for at least one year on the date of the transaction concerned and (d) a legal person, trust or partnership, the managerial responsibilities of which are discharged by a Primary Insider or by a person referred to in (a), (b) or (c), which is directly or indirectly controlled by such a person, which is set up for the benefit of such person, or the economic interests of which are substantially equivalent to those of such person.
Each Primary Insider shall, upon election or appointment, provide the Legal Department with the necessary details about her/him and its Closely Associated Persons for registration in the primary insider register kept for purposes of MAR compliance.
Each Primary Insider shall, as soon as practicable after being notified pursuant to the introduction of this Policy, provide the Legal Department a list of persons who qualify as its Closely Associated Persons, unless this has already been provided. The Primary Insider shall notify the Legal Department of any later amendments or updates to such list as and when relevant. In accordance with MAR, each Primary Insider shall inform its Closely Associated Persons about their mandatory obligations and keep a copy of such notification.
IV.    POLICIES AND PROCEDURES
A.    Trading Policy
You may not trade in the stock or other securities of any company when you are aware of Material Nonpublic Information about that company. This policy against “insider trading” applies to trading in Company securities, as well as to trading in the securities of other companies, such as the Company’s customers, distributors, suppliers or firms with which the Company may be negotiating a major transaction.
You may not convey Material Nonpublic Information about the Company or another company to others, or suggest that anyone purchase or sell any company’s securities, while you are aware of Material Nonpublic Information about that company. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies. Persons with whom you have a history, pattern or practice of sharing confidences — such as family members, close friends and financial and personal counselors — may be presumed to act on the basis of information known to you; therefore, special care should be taken so that Material Nonpublic Information is not disclosed to such persons. This policy does not restrict legitimate business communications to Company personnel who require the information in order to perform their business duties. Material Nonpublic Information, however, should not be disclosed to persons outside the Company unless you are specifically authorized to disclose such information and the person receiving the information has agreed, in writing, if appropriate, to keep the information confidential.
B. Policy Regarding Speculative Transactions, Hedging, Pledging and Trading on Margin

1.Speculative Transactions
It is against Company policy for you to engage in speculative transactions in Company securities. As such, it is against Company policy for you to trade in puts or calls in Company securities, or sell Company securities short.
2.Hedging Transactions
You are prohibited from engaging in any hedging transactions involving Company securities because certain forms of hedging transactions, such as zero cost collars and forward sale contracts, in certain instances involve the establishment of a short position (or an equivalent position) in Company securities and limit or eliminate the ability to profit from an increase in the value of Company securities.
3.Pledging and Trading on Margin
Securities held on margin (or margined) or pledged as collateral may be sold without your consent if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you are prohibited from margining Company securities or pledging Company securities as collateral for a loan unless such pledge or margin is in connection with a purchase of Company securities under the Elite Program or a purchase of Series A Preferred Stock of the Company and, unless you have received a waiver from the Remuneration and Nominating Committee of the Board of Directors of the Company, (i) you have demonstrated to the Company’s satisfaction that you have the financial capacity to repay the loan without the sale of the securities you propose to pledge as collateral or (ii) you have entered into a Rule 10b5-1(c) trading plan or a trading plan that provides comparable protection from insider trading. Thus, if you wish to margin securities that you hold, you should hold Company securities in a separate brokerage account and assume the risk of violating insider trading laws. In addition, if you are a director or an officer who has your compensation disclosed in the Company’s annual proxy statement, you also should be aware that the Company is required to disclose in its annual proxy statement the number of Company securities that you have pledged as collateral.
C.    Unauthorized Disclosure
All directors, officers, employees and consultants must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until we publicly disclose it. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances, and you are expressly prohibited from disclosing any information concerning the Company to, or participating in, so-called “expert networks” (i.e., organizations that provide specialized information and research services to the outsiders, such as hedge funds and mutual funds).
Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines for External Communications and Investor Relations Communications Policy. If you receive inquiries of this nature, refer them to the Investor Relations Department.

D.    When and How “Restricted Employees” May Trade Company Securities
1.Overview
Directors, executive officers and certain other employees who are so designated from time to time by the General Counsel (such officers and employees, “Restricted Employees”) are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a director or a Restricted Employee, however, following the procedures listed below may assist you in complying with this Policy. These restrictions, including, but not limited to the Window Period, the MAR Blackout Period and the preclearance policy, also apply, to the extent applicable to you, to anyone that lives in your household (other than household employees), any corporation or other business entities controlled or managed by you, and trusts for which you are the trustee or have a beneficial pecuniary interest.
2.MAR Blackout Period
Under MAR, a Primary Insider and its Closely Associated Persons are strictly prohibited from conducting any transactions on its own account or for the account of a third party, directly or indirectly, relating to the shares or debt instruments of the Company or to derivatives or other financial instruments linked to them during a closed period of 30 calendar days prior to the anticipated release of the relevant financial results (the “MAR Blackout Period”).
3.Window Periods
Directors and Restricted Employees may only trade in Company securities from one full trading day after the Company’s earnings release to the end of business on the 15th day of the last month of each quarter (such period, the “Window Period”). The Window Periods for the fiscal year are listed in Appendix A.
However, even if the Window Period is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, you must preclear all transactions in Company securities even if you initiate them when the Window Period is open.
From time to time the Company may close the Window Period due to Material Nonpublic Information developments. In such events, the Company may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities and should not disclose to others the fact that the Window Period has been closed.
Even if the Window Period is closed and during the MAR Blackout Period, you may exercise Company stock options if no shares are to be sold (or exercise a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding obligations) – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, however, all pending purchase and sale orders regarding Company securities that could be executed while the Window Period is open must be executed or cancelled before it closes.
In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1(c) trading plan, as discussed below.

4.Preclearance
The Company requires its directors, members of its executive committee, and direct reports of the members of its executive committee to contact the Legal Department in advance of effecting any purchase, sale or other trading of Company securities (including a stock plan transaction such as an option exercise, a gift (other than to immediate family members or entities controlled or managed by such persons), a loan, a pledge or inclusion of Company securities in margin account, a contribution to a trust or any other transfer) and obtain prior approval of the transaction from the Legal Department. All requests must be submitted to the Legal Department at least two business days in advance of the proposed transaction. The Legal Department will then determine whether the transaction may proceed. This preclearance policy applies even if you are initiating a transaction while a Window Period is open.
If a transaction is approved under the preclearance policy, the transaction must be executed within five business days after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company, if the Window Period closes during that time or if the Legal Department revokes the approval. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.
If a proposed transaction is not approved under the preclearance policy, you should refrain from initiating any transaction in Company securities, and you should not inform anyone within or outside of the Company of the restriction.
5.Rule 10b5-1(c) Trading Plans
Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions. The Company will allow you to enter into a Rule 10b5-1(c) trading plan, provided that the plan complies with the requirements set forth below.
Under Rule 10b5-1(c), if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of Material Nonpublic Information, you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned Material Nonpublic Information. A plan effected in accordance with the rule may specify amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not be aware of any Material Nonpublic Information at the time of the trades. Trading plans can be established for a single trade or a series of trades.

It is important that you properly document the details of a trading plan. Note that, in addition to the requirements described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include that you act in good faith, that you do not modify your trading instructions while you are aware of Material Nonpublic Information and that you not enter into or alter a corresponding or hedging transaction or position. Because this rule is complex, the

Company recommends that you work with a broker and be sure you fully understand the limitations and conditions of the rule before you establish a trading plan.
All Rule 10b5-1(c) trading plans, contracts and instructions are required to be reviewed and approved by the Legal Department for compliance with Rule 10b5-1(c) and the Company’s policies concerning such programs, prior to implementing any such plan, contract or instruction. In addition, all amendments, modifications and terminations of an existing Rule 10b5-1(c) trading plan must be reviewed and approved by the Legal Department prior to effecting any such amendments, modifications or terminations.
Transactions pursuant to Rule 10b5-1(c) trading plans that are effected in accordance with this Policy may occur notwithstanding the other prohibitions included herein, except that under no circumstances can a Primary Insider or it Closely Associated Persons conduct any transactions during a MAR Blackout Period.
E.    Certification
All directors, officers, employees and consultants will be required to certify their understanding of and intent to comply with this Policy.
F.    Noncompliance
Each director, officer, employee or consultant who fails to comply with this Policy or who refuses to certify that he or she has complied with it will be subject to disciplinary action, which could include termination of employment, in accordance with applicable law.
G.    Post-Termination Transactions
This Policy will continue to apply to your transactions in Company securities after your employment or service has terminated with the Company until such time as you are no longer aware of Material Nonpublic Information and Inside Information or until that information has been publicly disclosed or is no longer material.

V.    ADDITIONAL SECURITIES LAW MATTERS
A.    Section 16 of the 1934 Act
Directors, executive officers and greater than 10% beneficial owners of the Company’s common stock (each, a “Section 16 Insider”) will also be required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the 1934 Act. The practical effect of these provisions is that (a) Section 16 Insiders will be required to report transactions in Company securities (usually within two business days of the date of the transaction) and (b) Section 16 Insiders who purchase and sell Company securities, as determined by Section 16, within a six-month period will be required to disgorge all profits to the Company regardless of whether they had knowledge of any Material Nonpublic Information. The Company has provided separate materials to officers and directors regarding compliance with Section 16 and its related rules (see Memorandum re: Section 16 Reporting Requirements, Deadlines and Liabilities).
B.    Rule 144

If you are a director or executive officer, you may be deemed to be an “affiliate” of the Company. Consequently, shares of Company common stock held by you may be considered to be “restricted securities” or “control securities”, the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws). If this is the case, note that Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before you can sell shares of Company common stock. Contact the Legal Department for more information on Rule 144.

Appendix A

“Restricted Employees” will be free to trade in Coty securities during the following anticipated Window Periods during the fiscal year, subject to preclearance by the Legal Department in the case of directors, members of the executive committee and their direct reports only:

•1 trading day after the Q1 FY earnings release until December 15
•1 trading day after the Q2 FY earnings release until March 15
•1 trading day after the Q3 FY earnings release until June 15
•1 trading day after the Q4/YE FY earnings release until September 15

The exact date of the opening of the Window Period will be determined by the date the earnings release is filed each quarter. The Window Period will open one trading day after the earnings release is filed.